FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

August 14, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

August 14, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to announce an extension to its 2007 Dixie Lake Project drilling program due to the discovery of a new zone of mineralization including three quartz veins containing visible gold highlighted by a 2.86m interval grading 22.90 g/tonne (see table below for details).

Initial inspection of drill hole DC-10-07 resulted in the discovery of up to three quartz veins with visible gold. Upon receipt of favourable results (outlined in the table below), the Company mobilized the diamond drill back to the area in an attempt to further expand the alteration zone that contains the high grade gold veins. A subsequent drill hole (DC-15-07) has since intersected the alteration zone above the zone in DC-10-07 and initial visual inspection has identified at least two quartz veins, one of which contains at least 10 submillimeter occurrences of visible gold. Core samples for DC-15-07 have been submitted for assay and results will be reported following receipt and interpretation by the Company.

“Holes DC-10-07 and DC-15-07 test a previously undiscovered zone of mineralization of the sort found elsewhere in the Red Lake Mining District,” says Grandview President and CEO Paul Sarjeant. “We (the Company) have been on the ground on the Dixie Lake Property since May, and as soon as project geologists identified the strong alteration zone at DC-10-07 the hole was extended and the gold rich veins were intersected. This was an excellent pickup by our field geologists to identify the alteration zone. We have moved the drill back to the DC-10-07 area based on the geology and assay results and hope to further extend this promising zone of mineralization. We will release more information and results as data comes in (including those for holes DC-01-07 through DC-09-07) and have completed our interpretation.” Core logging and surface mapping is ongoing at the Dixie Lake Project.

Diamond drill hole DC-10-07 was planned initially to test the northern extension of the South Zone as well as a suspected fold hinge.

DC-10-07 intersected the South Zone between 80-162m and intersected numerous zones of intense sulphidation (>5% pyrite/pyrrhotite) and quartz flooding/veining. Assays are pending on these zones.

DC-10-07 then continued into massive basalt flows to test for an alteration/fluid pipe, a possible source for the sulphidation of the South Zone sediments. From 171-210m, a 39m

Grandview Gold Inc.

zone of moderate to strong sericite-chlorite alteration, with 1-2% disseminated fine grained pyrite-pyrrhotite.

Within this large alteration zone three quartz veins containing minor pyrite-pyrrhotite, tourmaline and sericite-chlorite altered wallrock fragments were intersected hosting visible gold (VG), The first vein was intersected at 174.65 -175.10m (0.45m; drill hole depth/width), is subparallel to the foliation, contains <0.5% pyrite-pyrrhotite and 2 submillimeter specks of VG were observed in the drill core. Assays are pending for this vein interval.

The second vein was intersected at 181.83 -184.30m downhole; is subparallel to the foliation, contains <0.5% pyrite-pyrrhotite and more than 90 submillimeter specks of VG were observed in drill core. Fire Assay, gravimetric finished gold assay returned a grade of 163.75 g/t over the 0.47m sample interval.

The third vein was intersected at 200.62 -203.48m downhole and fire assay, gravimetric finished gold assay returned 22.90 g/t over 2.86m. The vein is subparallel to the foliation, contains 1-2% pyrite-pyrrhotite and 12 submillimeter specks of VG were observed between 202.12 -203.12m, an intercept length of 1m. Fire assay, gravimetric finished gold assay for this 1m interval returned 61.97 g/t. Lower grade assays were also intersected within the vein including 1.5 g/t from 201.12 -201.62m (0.5m sample interval) and 5.17 g/t from 201.62 -202.12m (0.5m sample interval).

Samples were selected, split by diamond saw, sealed, secured and personally delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis (FAA303) by fire assay and atomic absorption are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B) is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples.

The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a “qualified person” as defined by NI 43-101.

About the Dixie Lake Project

The 1,664 hectare Dixie Lake property is a mid-stage exploration project located just 16 miles south of Goldcorp’s prolific Red Lake Mine, one of the richest, lowest cost production gold mines in the world with annual production of 600,000 ounces gold and 11 million ounces to date. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$20 billion at today’s prices.

The Company’s Dixie Lake 2007 drill program is focused on following previously known mineralization throughout the entire Property as well as several untested identified targets which represented high grade gold mineralization similar to those found on other Red Lake Mining District properties.

The Dixie Lake Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer, until Grandview purchased an option from Fronteer

Development Group, to earn a 51% interest. To date, 46,495 meters have been drilled over 131 holes and some significant intercepts have been identified.

The Dixie Lake Property represents one of the most attractive undeveloped resource areas in

Grandview Gold Inc.

the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property prior to Grandview’s participation, generated economically interesting gold grades in three dimensions. Teck Corporation, who formerly operated the property, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold (0.5 opt) over 2.83 metres (9.3 feet) (from DL89-09) at depths of less than 50 metres. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon. Subsequent work completed by Grandview produced intercepts of 4.0 g/t gold over 7.0 m in hole DL-2005-09 and 8.06 g/t gold over 1.8 m in hole DL-2005-11.

The Dixie Lake property shares geology with the Red Lake Mining District and lies on the Red Lake greenstone belt of the Uchi Subprovince of the Archean Superior Province of the Canadian Shield. The Red Lake greenstone belt is made of a Balmer Assemblage rocks. Balmer Assemblages are made up of tholeiitic basalt, komattite, komatiite basalt with minor felsic volcanic rocks, iron formation and fine grained clastic rocks and are host to some of the largest gold mines in the world; for example the Campbell, Red Lake and Cochenour Mines

Item 5.	Full Description of Material Change

August 14, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to announce an extension to its 2007 Dixie Lake Project drilling program due to the discovery of a new zone of mineralization including three quartz veins containing visible gold highlighted by a 2.86m interval grading 22.90 g/tonne (see table below for details).

Initial inspection of drill hole DC-10-07 resulted in the discovery of up to three quartz veins with visible gold. Upon receipt of favourable results (outlined in the table below), the Company mobilized the diamond drill back to the area in an attempt to further expand the alteration zone that contains the high grade gold veins. A subsequent drill hole (DC-15-07) has since intersected the alteration zone above the zone in DC-10-07 and initial visual inspection has identified at least two quartz veins, one of which contains at least 10 submillimeter occurrences of visible gold. Core samples for DC-15-07 have been submitted for assay and results will be reported following receipt and interpretation by the Company.

“Holes DC-10-07 and DC-15-07 test a previously undiscovered zone of mineralization of the sort found elsewhere in the Red Lake Mining District,” says Grandview President and CEO Paul Sarjeant. “We (the Company) have been on the ground on the Dixie Lake Property since May, and as soon as project geologists identified the strong alteration zone at DC-10-07 the hole was extended and the gold rich veins were intersected. This was an excellent pickup by our field geologists to identify the alteration zone. We have moved the drill back to the DC-10-07 area based on the geology and assay results and hope to further extend this promising zone of mineralization. We will release more information and results as data comes in (including those for holes DC-01-07 through DC-09-07) and have completed our interpretation.” Core logging and surface mapping is ongoing at the Dixie Lake Project.

Grandview Gold Inc.

Table 1. Highlights from Diamond Drill Hole DC-10-07

Vein Number	From (m)	To (m)	Length (m)	Gold Assay g/tonne	Comments
Vein One
	175.40	176.90	1.50	Pending	2 submillimeter VG specks

Vein Two
	181.83	182.30	0.47	163.75	90 submillimeter VG specks

Vein Three
	200.62	203.48	2.86	22.90	12 submillimeter VG specks
incl.	201.62	203.15	1.50	43.04
incl.	202.12	203.12	1.00	61.97

‡Note that all widths are diamond drill intersections and not true widths.

Diamond drill hole DC-10-07 was planned initially to test the northern extension of the South Zone as well as a suspected fold hinge.

DC-10-07 intersected the South Zone between 80-162m and intersected numerous zones of intense sulphidation (>5% pyrite/pyrrhotite) and quartz flooding/veining. Assays are pending on these zones.

DC-10-07 then continued into massive basalt flows to test for an alteration/fluid pipe, a possible source for the sulphidation of the South Zone sediments. From 171-210m, a 39m zone of moderate to strong sericite-chlorite alteration, with 1-2% disseminated fine grained pyrite-pyrrhotite.

Within this large alteration zone three quartz veins containing minor pyrite-pyrrhotite, tourmaline and sericite-chlorite altered wallrock fragments were intersected hosting visible gold (VG), The first vein was intersected at 174.65 -175.10m (0.45m; drill hole depth/width), is subparallel to the foliation, contains <0.5% pyrite-pyrrhotite and 2 submillimeter specks of VG were observed in the drill core. Assays are pending for this vein interval.

The second vein was intersected at 181.83 -184.30m downhole; is subparallel to the foliation, contains <0.5% pyrite-pyrrhotite and more than 90 submillimeter specks of VG were observed in drill core. Fire Assay, gravimetric finished gold assay returned a grade of 163.75 g/t over the 0.47m sample interval.

The third vein was intersected at 200.62 -203.48m downhole and fire assay, gravimetric finished gold assay returned 22.90 g/t over 2.86m. The vein is subparallel to the foliation, contains 1-2% pyrite-pyrrhotite and 12 submillimeter specks of VG were observed between 202.12 -203.12m, an intercept length of 1m. Fire assay, gravimetric finished gold assay for this 1m interval returned 61.97 g/t. Lower grade assays were also intersected within the vein including 1.5 g/t from 201.12 -201.62m (0.5m sample interval) and 5.17 g/t from 201.62 -202.12m (0.5m sample interval).

Samples were selected, split by diamond saw, sealed, secured and personally delivered to the SGS laboratory in Red Lake by Grandview Gold Inc. staff. Sample preparation (PRP 89) and gold analysis (FAA303) by fire assay and atomic absorption are performed in Red Lake. Additional 32 element geochemistry by aqua regia digestion followed by ICP-AES (ICP12B)

Grandview Gold Inc.

is performed by SGS in Toronto. Quality control is maintained by the insertion of a blank and standard sample every 25 samples.

The information in this release was reviewed by and prepared under the direction of Paul Sarjeant, P.Geo, President and CEO of Grandview, who is a “qualified person” as defined by NI 43-101.

About the Dixie Lake Project

The 1,664 hectare Dixie Lake property is a mid-stage exploration project located just 16 miles south of Goldcorp’s prolific Red Lake Mine, one of the richest, lowest cost production gold mines in the world with annual production of 600,000 ounces gold and 11 million ounces to date. The Red Lake Mining District has produced over 30 million ounces gold worth over USD$20 billion at today’s prices.

The Company’s Dixie Lake 2007 drill program is focused on following previously known mineralization throughout the entire Property as well as several untested identified targets which represented high grade gold mineralization similar to those found on other Red Lake Mining District properties.

The Dixie Lake Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer, until Grandview purchased an option from Fronteer

Development Group, to earn a 51% interest. To date, 46,495 meters have been drilled over 131 holes and some significant intercepts have been identified.

The Dixie Lake Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property prior to Grandview’s participation, generated economically interesting gold grades in three dimensions. Teck Corporation, who formerly operated the property, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold (0.5 opt) over 2.83 metres (9.3 feet) (from DL89-09) at depths of less than 50 metres. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon. Subsequent work completed by Grandview produced intercepts of 4.0 g/t gold over 7.0 m in hole DL-2005-09 and 8.06 g/t gold over 1.8 m in hole DL-2005-11.

The Dixie Lake property shares geology with the Red Lake Mining District and lies on the Red Lake greenstone belt of the Uchi Subprovince of the Archean Superior Province of the Canadian Shield. The Red Lake greenstone belt is made of a Balmer Assemblage rocks. Balmer Assemblages are made up of tholeiitic basalt, komattite, komatiite basalt with minor felsic volcanic rocks, iron formation and fine grained clastic rocks and are host to some of the largest gold mines in the world; for example the Campbell, Red Lake and Cochenour Mines

About Grandview Gold Inc.

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in the major gold districts of Red Lake Ontario and Carlin Trend Nevada, as well as the emerging Rice Lake District in Manitoba.

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 14th day of August 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.